SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549




                               SCHEDULE 13D


               Under the Securities Exchange Act of 1934



                             MICRONETICS, INC.
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                            (Name of Issuer)


                               Common Stock
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                        (Title of Class Securities)


                                 595125105
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                               (Cusip Number)


                           Jenifer Land, Esq.
                        Kalin & Associates, P.C.
                      494 Eighth Avenue, Suite 800
                           New York, NY 10001
                             (212) 239-8900
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              November 21, 2003
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           (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




          CUSIP No.   595125105
                      ------------------------------------------------


              1)    Names of Reporting Persons   Noelle Makenzie Kalin
                                              ------------------------

                    I.R.S. I.D. Nos. of Above Persons
                                                     -----------------

              2)    Check the Appropriate Box if a Member of a Group

                    (See Instructions)--------------------------------

                    (a)
                       -----------------------------------------------

                    (b)
                       -----------------------------------------------

              3)    SEC Use Only
                                --------------------------------------

              4)    Source of Funds (See Instructions)

                    N/A - Acquired through inheritance
                    --------------------------------------------------

              5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                  --------------------

              6)    Citizenship or Place of Organization  USA
                                                        --------------


Number of     7)    Sole Voting Power 915,835(1)
Shares Bene-                          --------------------------------
ficially      8)    Shared Voting Power
Owned by                              --------------------------------
Each Report-  9)    Sole Dispositive Power 915,835(1)
ing Person                                ----------------------------
With         10)    Shared Dispositive Power
                                            --------------------------
             11)    Aggregate Amount Beneficially Owned by Each Reporting
                    Person 915,8351)
                          --------------------------------------------
             12)    Check if the Aggregate Amount in Row (11) Excludes
                    Certain Shares (See Instruction)
                                                    ------------------
             13)    Percent of Class Represented by Amount in Row (11)
                      20.95%
                    --------------------------------------------------

             14)    Type of Reporting Person (See Instructions) IN
                                                               -------

(1) Includes options to purchase an aggregate of 141,250 shares of Common Stock of the Issuer.


     Item 1.   Security and Issuer.

               The securities to which this statement relates is:

               Common Stock, par value $.01 (the "Shares").
               ------------------------------------------------------

               The name and address of the issuer of the securities is:

               Micronetics, Inc., 26 Hampshire Drive, Hudson, NH 03051.
               --------------------------------------------------------


     Item 2.   Identity and Background.

               (a)  Noelle Makenzie Kalin

               (b)  c/o Kalin & Associates, P.C.
                    494 Eighth Avenue, Suite 800
                    New York, NY 10001

               (d)  No

               (e)  No

               (f)  USA


     Item 3.   Source and Amount of Funds or Other Consideration.

               N/A - Acquired through inheritance


     Item 4.   Purpose of Transaction.

               Items 4 a-j are not applicable; the subject securities were acquired through inheritance.


     Item 5.   Interest in Securities of the Issuer.

               (a) the aggregate number of shares beneficially owned by the reporting person is 915,835, or 20.95% of the outstanding shares of Common Stock of the issuer.

               (b) Mrs. Kalin holds sole voting and dispositive power of all of the shares set forth in Item 5(a).

               (c) On November 21, 2003, Mrs. Kalin acquired 444,283 shares of Common Stock from the Estate of Richard S. Kalin.

                    On November 21, 2003, the issuer repurchased 320,000 shares of its Common Stock at $3.75 per share from Mrs. Kalin, in a private transaction.

                    On November 18, 2003, Mrs. Kalin gifted an aggregate of 3,000 shares of Common Stock.

               (d)  Not applicable.

               (e)  Not applicable.


     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

               None.


     Item 7.   Material to be Filed as Exhibits.

               None.




                           SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: November 21, 2003           By:/s/Noelle Makenzie Kalin
                                      ---------------------------
                                      Noelle Makenzie Kalin